

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 27, 2009

<u>Via U.S. Mail and Facsimile</u>

Simon Ayat
Chief Financial Officer
Schlumberger N.V. (Schlumberger Limited)
Parkstraat 83
The Hague, The Netherlands 2514 JG
Fax: (713-375-3481)

> **Re:** **Schlumberger N.V. (Schlumberger Limited)**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 11, 2009**
> **File No. 1-04601**

Dear Mr. Ayat:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director